THE CHUBB CORPORATION
15 Mountain View Road, Warren, New Jersey 07059
July 15, 2011
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC 20549

Re:	The Chubb Corporation
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-08661 (2010 Form 10-K)
Dear Mr. Rosenberg:
          In response to your letter of July 1, 2011, the following supplemental information is provided. Our responses are by topic in the sequence such topics are addressed in your letter. For convenience in reviewing the responses, each comment is reprinted in bold prior to the response.
Notes to Consolidated Financial Statements
(3) Invested Assets and Related Income, Page F-12
1.	We acknowledge your response to comment three and your request for us to return the supplemental information you provided via facsimile upon the completion of our review under Securities Exchange Act Rule 12b-4. We represent that we will do so upon the completion of our review. However, it is unclear why your entire response to our comment should not be available for public dissemination.
•	Please resubmit your June 3, 2011 paper response to comment three with a cover letter providing written substantiation in support of the need for confidential treatment of the information requested and limit your Freedom of Information Act Rule 83 request to only those portions of the response which must truly remain confidential;

•	Please ensure this resubmission includes all the information for which confidential treatment is requested; and

•	Submit a separate electronic version of the response as CORRESP that redacts the information subject to the new Rule 83 request and marks the response using brackets or other clear markings to indicate the location of the omitted material.

          Set forth below in its entirety is our response to comment three of the Staff’s letter dated May 6, 2011, which we previously provided (via facsimile) as supplemental information in reliance upon Securities Exchange Act Rule 12b-4. Comment three of the Staff’s letter dated May 6, 2011 is set forth below in bold immediately prior to our response. We do not seek confidential treatment of this information pursuant to Freedom of Information Act Rule 83.
          On page F-14 you disclose that $61 million of your unrealized losses relate to equity securities that have been in an unrealized loss position for at least 12 months. Please identify for us the securities comprising this unrealized loss. Tell us the original cost, the gross unrealized loss and the length of time the individual security has been in a continuous loss position. Please explain to us why you have not impaired these securities and reference for us the authoritative literature you rely upon to support your accounting.
          We regularly review our equity securities that have a fair value less than their cost to determine if an other-than-temporary decline in value has occurred. This process is completed in accordance with Financial Accounting Standards Board Accounting Standards Codification Section 320-10-35, Investments — Debt and Equity Securities — Overall — Subsequent Measurements, and Securities and Exchange Commission Staff Accounting Bulletin Topic 5M, Other than Temporary Impairment of Certain Investments in Equity Securities.
          Our assessment of other-than-temporary impairment of equity securities is based on both quantitative criteria and qualitative information and considers a number of factors including, but not limited to, the length of time and the extent to which the fair value has been less than the cost, the financial condition and near term prospects of the issuer, general market conditions, industry or sector specific factors and our intent and ability to hold a security for a period of time sufficient to allow us to recover our cost.
          The list of the individual equity securities in an unrealized loss position for 12 months or more at December 31, 2010 (and other related information) is included in Attachment A. As indicated in Table A in Attachment A, at December 31, 2010, the $61 million of unrealized losses associated with the equity securities in an unrealized loss position for a period of 12 months or more were attributable to 13 holdings.
          At December 31, 2010, we did not deem these 13 holdings to be other than temporarily impaired. We had the ability and intent to hold these securities until such time as we would recover our cost and based on our assessment of the issuers’ financial condition and near term prospects, it remained our expectation that these holdings would recover to cost over a near term period.
          Our investment in Alterra Capital Holdings Limited (Alterra) represents approximately $37 million or 60% of the unrealized losses. As a result of a merger completed during May 2010, we exchanged our common shares of a privately-held company for common shares of Alterra, a publicly traded company. In the spirit of conservatism, in determining the continuous period in which our investment in Alterra was in an unrealized loss position at December 31, 2010, we included the period that the original common shares were in an unrealized loss position and the period that we held Alterra common shares. However, based solely on the period of our investment in Alterra, our Alterra holding was in a continuous unrealized loss position for a period of less than seven months at December 31, 2010. In the weeks following the merger, the fair value of this investment declined. At June 30, 2010, the first reporting date subsequent to the merger, the fair value of our common share position in Alterra was about 71% of our cost. Based on our regular review, we determined that the decline in the fair value was not other than temporary at June 30, 2010. Alterra’s stock price improved during the remainder of 2010, resulting in a fair value that was about 75% and 82% of our cost at September 30, 2010 and December 31, 2010, respectively. Alterra’s stock price has continued to improve during 2011, resulting in a fair value that was about 84% and 89% of our cost at March 31, 2011 and April 6, 2011 (the highest closing stock price during 2011 to date), respectively. Based on Alterra’s current financial condition, the trend in Alterra’s stock price and our expectations of future financial performance, we continue to believe that the decline in fair value of our common share holdings in Alterra was not other than temporary at December 31, 2010.
          The remaining 12 equity securities in an unrealized loss position for a period of 12 months or more at December 31, 2010 had aggregate unrealized losses of approximately $24 million. Based on our regular review, we concluded that none of the declines in the fair value of the equity securities in an unrealized loss position for a period of 12 months or more were other than temporary at December 31, 2010, after giving consideration to the various quantitative and qualitative factors that we consider.
          In addition, even though for reporting purposes, we determine if an equity security is in an unrealized loss position for 12 months or more based on the closing stock price at the end of each reporting period compared to the cost of that security, the changes in fair value of the security over the entire period further support our conclusion. Considering the daily closing prices of these holdings over the entire year 2010, the fair value of many of these equity positions was at or near the cost amount of our holding. As indicated in Table B in Attachment A, based on the highest closing stock price during the 12 months prior to December 31, 2010, nine of the remaining 12 securities had a fair value of 95% or more of its respective cost during that period, including two that each had a ratio greater than 100%. Those two positions, in effect, had fully recovered to their cost amount during this period.
          In addition to the information available at the time we performed our regular review as of December 31, 2010, the subsequent performance of all but one of these 12 securities further supports our December 31, 2010 determination. As indicated in Table C in Attachment A, the fair value for each of these 11 equity positions has increased since December 31, 2010. Six of the 11 equity securities have a fair value to cost ratio in excess of 100% at a point during this period. The remaining five positions have a fair value to cost ratio that has improved to within a range of 87% to 97%. The performance of these equity securities helps support our expectation for recovery of these securities.

          While our review of our GlaxoSmithKline plc holding at December 31, 2010 did not indicate that the decline in fair value was other than temporary, the length of time and the extent to which the fair value of the holding was less than its cost as of March 31, 2011 led us to conclude the impairment was other than temporary as of that date. As a result, our holding of GlaxoSmithKline plc was written down to fair value and the amount of the writedown was included in net income as a realized investment loss in our first quarter 2011 results.
          Based on our review of the equity securities in an unrealized loss position for a period of 12 months or more at December 31, 2010 and the information provided above, we believe that, at that date, none of the declines in fair value of these 13 holdings should have been considered other than temporary.
2.	Based on the length of time that the securities you identify in your response to comment three have been in a loss position and the discussion in your response, it appears that you may be placing too much reliance on your ability to hold a security for a period of time sufficient to allow for recovery of your cost. We have long held that “other than temporary” does not mean “permanent” and find it difficult to understand how impairments for periods ranging up to greater than four years can be deemed temporary losses in value not warranting write-off. We encourage you for future filings to reassess the specific facts and circumstances associated with your identified investments and your assertion that these extended declines in value are temporary.
          In future filings, we will take into consideration the Staff’s comment in our evaluation of other-than-temporary impairments.
* * * * * *
          We appreciate the Staff’s efforts to assist us in complying with applicable disclosure requirements and enhancing the overall disclosure in our Form 10-K. We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          If you have any questions regarding any of the foregoing, please feel free to contact me at (908) 903-2281.

Sincerely, John J. Kennedy Senior Vice President and Chief Accounting Officer

cc:	Kei Nakada, Staff Accountant
Mark Brunhofer, Senior Accountant

ATTACHMENT A
The Chubb Corporation
Equity Securities in an Unrealized Loss Position 12 Months or More as of December 31, 2010
(in millions)

		Table A
		December 31, 2010
						Months in
				Unrealized	Fair Value/	Continuous Unrealized
ISSUER	CUSIP	Fair Value	Cost	Gain/(Loss)	Cost	Loss Position
ALTERRA CAPITAL HOLDINGS LTD	G0229R108	$163.5	$200.0	($36.5)	82%	24
OMNICARE INC	681904108	15.2	20.4	(5.2)	75%	48
MEDTRONIC INC	585055106	13.0	17.1	(4.1)	76%	24
TOTAL SA-SPON ADR	89151E109	10.7	14.1	(3.4)	76%	27
AMDOCS LTD	G02602103	11.7	14.4	(2.7)	81%	36
GLAXOSMITHKLINE PLC-ADR	37733W105	7.1	9.2	(2.1)	77%	36
AMGEN INC	031162100	11.0	12.6	(1.6)	87%	54
ARCHER DANIELS	039483102	8.3	9.7	(1.4)	86%	30
SAFEWAY INC	786514208	12.4	13.6	(1.2)	91%	27
PEPCO HOLDINGS INC	713291102	13.1	14.2	(1.1)	92%	24
KRAFT FOODS INC-A	50075N104	15.9	16.6	(.7)	96%	36
BRISTOL MYERS SQUIBB	110122108	7.9	8.4	(.5)	94%	36
KROGER CO.	501044101	8.9	9.4	(.5)	95%	21

		$298.7	$359.7	($61.0)	83%

		Table B				Table C
		Highest Closing Stock Price Per Share				Highest Closing Stock Price Per Share
		January 1, 2010 - December 31, 2010				January 1, 2011 - May 15, 2011
				Unrealized	Fair Value/			Unrealized	Fair Value/
ISSUER	CUSIP	Fair Value	Cost	Gain/(Loss)	Cost	Fair Value	Cost	Gain/(Loss)	Cost
ALTERRA CAPITAL HOLDINGS LTD	G0229R108	$165.8	$200.0	($34.2)	83%	$177.8	$200.0	($22.2)	89%
OMNICARE INC	681904108	18.2	20.4	(2.2)	89%	19.7	20.4	(0.7)	97%
MEDTRONIC INC	585055106	16.1	17.1	(1.0)	94%	14.9	17.1	(2.2)	87%
TOTAL SA-SPON ADR	89151E109	13.5	14.1	(0.6)	96%	12.9	14.1	(1.2)	91%
AMDOCS LTD	G02602103	13.7	14.4	(0.7)	95%	13.1	14.4	(1.3)	91%
GLAXOSMITHKLINE PLC-ADR	37733W105	7.8	9.2	(1.4)	85%	NA	NA	NA	NA
AMGEN INC	031162100	12.2	12.6	(0.4)	97%	12.1	12.6	(0.5)	96%
ARCHER DANIELS	039483102	9.3	9.7	(0.4)	96%	10.4	9.7	0.7	107%
SAFEWAY INC	786514208	14.8	13.6	1.2	109%	13.9	13.6	0.3	102%
PEPCO HOLDINGS INC	713291102	14.1	14.2	(0.1)	99%	14.5	14.2	0.3	102%
KRAFT FOODS INC-A	50075N104	16.4	16.6	(0.2)	99%	17.6	16.6	1.0	106%
BRISTOL MYERS SQUIBB	110122108	8.3	8.4	(0.1)	99%	8.7	8.4	0.3	104%
KROGER CO.	501044101	9.6	9.4	0.2	102%	10.0	9.4	0.6	106%

		$319.8	$359.7	($39.9)	89%	$325.6	$350.5	($24.9)	93%